Exhibit 99.2

Trading Symbol: EZM – TSX

NEWS RELEASE

June 22, 2005                                                                                                                        Release 08-05

EUROZINC ANNOUNCES ADDITIONAL DEBT REDUCTION

EuroZinc Mining Corporation (the “Company”) is pleased to announce the repayment of the US$10 million loan from Boliden Minerals AB. This loan together with US$100 million in bank debt was used to fund the acquisition of the Neves-Corvo copper mine in June, 2004. If the copper price averages $1.40 per pound for the second half of 2005, the US$100 million debt is expected to be reduced to US$40 million by year-end.

In addition, at the same assumed average copper price of $1.40 per pound, the Company expects to fully repay the US$48 million price participation loan by October, 2005. The price participation loan was arranged in December, 2004 to purchase the price participation rights of the previous owners of the Neves-Corvo mine.

C.K. Benner, Vice Chairman and CEO, commented that, “This rapid reduction of our debt by US$118 million over an eighteen month period will significantly strengthen the balance sheet, thus providing the capability to fund other development projects or make other acquisitions in the industry.”

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com